

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

RECEIVED
2005 JUN -9 A 10:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 1, 2005



05008808

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUN 13 2005
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
1 June 2005 (ASX Announcement & Media Release – Activity Update)

6/13

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

1 June 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

South Grosse Tete Project, Iberville Parish, South Louisiana (FAR 17% participation)

The US Department of Army Corps of Engineers has now informally approved the location for the drilling of the Schwing (Gruy) #1 well. A formal permit will issue once formalities have been satisfied concerning mitigation credits for wetland impact and landowner restoration plans. On this basis location building is likely to commence between 7 to 14 days.

The Operator has advised the location will need approximately 1,626 feet of board road (rather than rock) to minimise wetland impact. A rig will be sought once location building is underway.

The South Grosse Tete Prospect is located in Iberville Parish, South Louisiana, approximately 15 miles southwest of Baton Rouge.

Pursuant to an agreement with Gruy LLC, of Dallas, Texas, FAR will pay for 17% of the cost of an 11,650 foot normally pressured test of the Upthrown Bol Mex section of the Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil.

The prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996. A new cost estimate has been issued for the well, a land based vertical hole, now estimated at US$1.6 million with a further $US0.5 million plus for completion and pipeline connection. Provided the project is successful payout is estimated within 10 months.

The well will comprise the first phase of a three year program designed to evaluate additional deeper seismically defined objectives at the Nonion Struma, Nodosaria and Deep Wilcox intervals. Whilst the exploration risk increases with depth, this is more than offset by the target sizes of the deeper objectives, namely:

Objective	Depth (Feet)	Potential Recoverable Reserves
Nonion Struma	13,000	12-15 BCF gas
Nodosaria	13,500-14,500	100 BCF gas and 5 million barrels oil
Deep Wilcox	16,500-17,500	350-500 BCF gas and 9-13 million barrels oil

Subject to a successful exploration outcome, a prospect of this magnitude has the potential to make a significant impact on FAR's reserve and production base particularly given prevailing energy prices.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Gruy LLC has advised the Operator is Spartan Operating Company, a subsidiary of James Smith and Associates, of Tyler, Texas. FAR's interest will reduce to 12.75 percent once cost recovery has been achieved on a project basis.

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)

The Vaquero #2 well, the second well in FAR's Welder Ranch program is presently at a depth of 12,440 feet using Nabors Drilling Land Rig 520.

The Welder Ranch Vaquero #2 is an offset to the recently drilled Esenjay Bell #4 (in which FAR has no interest) which lies approximately 1,200 feet to the north. The Vaquero #2 well will test for Deep Wilcox gas objectives and has a planned total depth of approximately 17,000 feet.

Completion operations are continuing on the Welder Ranch Vaquero #1 well location to evaluate and test several zones of interest between 9,000 and 14,000. Completion attempts will first be made in certain of the deeper geo-pressured sands evident on well logs, which, if productive, may require fracture stimulation.

The results of testing will be made available at the end of the program. Until the results of production testing are known it is not possible to determine the potential of the Vaquero #1 well.

The Vaquero #1 and #2 wells are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas.

Under the terms of the agreement FAR will pay 9 percent of the drilling and completion cost of the Vaquero #2 well to earn a 9 percent working interest.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au